Exhibit 12.1

Beazer Homes USA, Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

						Six Months Ended March 31,
	2009	2010	2011	2012	2013	2013	2014
($ in thousands)						unaudited
Earnings
Loss before income taxes from continuing operations	(181,781)	(147,925)	(196,818)	(175,970)	(35,653)	(38,646)	(12,186)
Plus: Fixed charges	137,533	130,760	134,490	126,892	116,720	58,323	65,762
Less: Capitalized interest	(50,451)	(53,102)	(57,378)	(53,444)	(55,618)	(25,138)	(34,208)
Add: Interest amortized to COS	54,714	52,243	46,382	60,952	41,246	17,827	14,514
Add: Interest impaired to COS	3,376	2,313	1,907	275	—	—	—

Earnings available for fixed charges	(36,609)	(15,711)	(71,417)	(41,295)	66,695	12,366	33,882

Fixed Charges	137,533	130,760	134,490	126,892	116,720	58,323	65,762
Ratio of Earnings to Fixed Charges(b)	(a )	(a )	(a )	(a )	0.6x	0.2x	0.5x

(a)	Earnings for the fiscal years ended September 30, 2009, 2010, 2011 and 2012 were insufficient to cover fixed charges by $37 million, $16 million, $71 million, and $41 million, respectively.
(b)	The ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges for the periods presented because no shares of preferred stock were outstanding during these periods.